EXHIBIT 22.1

Subsidiaries of ALL Fuels & Energy Company:
-	ALL Energy Company, a Delaware corporation.
-	ALL Energy Manchester, LLC, an Iowa limited liability company.
-	AFSE Enzyme, LLC, a Florida limited liability company.